UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

Second Quarter 2013 Financial Results

The unaudited interim consolidated financial statements of Compugen Ltd. (the “Company”) and its subsidiaries as of and for the six months ended June 30, 2014 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein. The Operating and Financial Review and Prospects of the Company as of and for the six months ended June 30, 2014 and June 30, 2013 are filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K, including the exhibits hereto, is  incorporated by reference into the Company’s Registration Statements on Form F-3, File No. 333-185910.

Exhibits

Exhibit
Number	Description of Exhibit
10.1*	Research and Development Collaboration and License Agreement, dated August 5, 2013, by and between Compugen Ltd. and BayerPharma AG.
99.1	Unaudited interim consolidated financial statements as of and for the six months ended June 30, 2014.
99.2	Operating and Financial Review and Prospects as of and for the six months ended June 30, 2014 and June 30, 2013.
101
The following financial information from Compugen Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets at June 30, 2014 and December 31, 2013; (ii) consolidated statements of comprehensive loss for the six months ended June 30, 2014 and 2013; (iii) consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2014 and the year ended December 31, 2013; (iv) consolidated statements of cash flows for the six months ended June 30, 2014 and 2013; and (v) notes to the unaudited consolidated financial statements.

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*	Confidential portions of this document have been filed separately with the SEC pursuant to a request for confidential treatment.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 26, 2014	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel